                                             -----------------------------------
                                                            OMB Approval
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                                             OMB Number:               3235-0360
                                             Expires:
                                             Estimated average burden hours
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                 FORM N-17f-2

        Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:                               Date examination completed:

811-3153                                                             8/31/98, 12/15/98, 12/31/98
----------------------------------------------------------------------------------------------------------------------
2. State Identification Number:

----------------------------------------------------------------------------------------------------------------------
AL   None             AK   Attach.       AZ   Attach.       AR   Attach.        CA   505-2479      CO IC91-00-432
----------------------------------------------------------------------------------------------------------------------
CT   Attach.          DE   None          DC   None          FL   33630(9)       GA   56882139      HI   None
----------------------------------------------------------------------------------------------------------------------
ID   Attach.          IL   9840830       IN   90-0072 IC    IA   Attach.        KS   Attach.       KY   M33793
----------------------------------------------------------------------------------------------------------------------
LA   59980            ME   Attach.       MD   Attach.       MA   None           MI   Attach.       MN   R-34008
----------------------------------------------------------------------------------------------------------------------
MS   Attach.          MO   Attach.       MT   Attach.       NE   Attach.        NV   None          NH   None
----------------------------------------------------------------------------------------------------------------------
NJ   None             NM   Attach.       NY   Attach.       NC   1394           ND   Attach.       OH   14823
----------------------------------------------------------------------------------------------------------------------
OK  SE2001334         OR   97-0413       PA 9004004MF       RI   None           SC   Attach.       SD   Attach.
----------------------------------------------------------------------------------------------------------------------
TN  RM98-2538         TX   Attach.       UT   B00052390     VT   Attach         VA   561           WA   Attach.
----------------------------------------------------------------------------------------------------------------------
WV   Attach.          WI   Attach.       WY   18620         PUERTO RICO   Attach.
----------------------------------------------------------------------------------------------------------------------
Other (specify):
----------------------------------------------------------------------------------------------------------------------
3. Exact Name of Investment Company as Specified in Registration Statement:
                  Frank Russell Investment Company
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
                  909 A Street, Tacoma, WA  98402
----------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

                                   ATTACHMENT
                                 TO FORM N-17f-2

                        FRANK RUSSELL INVESTMENT COMPANY

----------------------- --------------------------------------- -----------------------------------
State                   Portfolio                               State Identification Number
----------------------- --------------------------------------- -----------------------------------
Alaska                  Aggressive Strategy - Class D, E        97-02729
                        Balanced Strategy - Class D, E          97-02730
                        Moderate Strategy - Class D, E          97-02731
                        Conservative Strategy - Class D, E      97-02732
                        Equity Balanced Strategy - Class D, E   97-02733
----------------------- --------------------------------------- -----------------------------------
Arizona                 Aggressive Strategy - Class D           S-0054180
                        Aggressive Strategy - Class E           S-0055434
                        Balanced Strategy - Class D             S-0054181
                        Balanced Strategy - Class E             S-0055435
                        Moderate Strategy - Class D             S-0054184
                        Moderate Strategy - Class E             S-0055438
                        Conservative Strategy - Class D         S-0054182
                        Conservative Strategy - Class E         S-0055436
                        Equity Balanced Strategy - Class D      S-0054183
                        Equity Balanced Strategy - Class E      S-0055437
----------------------- --------------------------------------- -----------------------------------
Arkansas                Aggressive Strategy - Class D, E        90-M0059-28
                        Balanced Strategy - Class D, E          90-M0059-27
                        Moderate Strategy - Class D, E          90-M0059-25
                        Conservative Strategy - Class D, E      90-M0059-24
                        Equity Balanced Strategy - Class D, E   90-M0059-26
----------------------- --------------------------------------- -----------------------------------
Connecticut             Aggressive Strategy - Class D, E        SI-43192
                        Balanced Strategy - Class D, E          SI-43197
                        Moderate Strategy - Class D, E          SI-43198
                        Conservative Strategy - Class D, E      SI-43195
                        Equity Balanced Strategy - Class D, E   SI-43193
----------------------- --------------------------------------- -----------------------------------
Idaho                   Aggressive Strategy - Class D, E        47928
                        Balanced Strategy - Class D, E          47927
                        Moderate Strategy - Class D, E          47926
                        Conservative Strategy - Class D, E      47925
                        Equity Balanced Strategy - Class D, E   47924
----------------------- --------------------------------------- -----------------------------------
Iowa                    Aggressive Strategy - Class D           I-38420
                        Aggressive Strategy - Class E           I-39262
                        Balanced Strategy - Class D             I-38424
                        Balanced Strategy - Class E             I-38263
                        Moderate Strategy - Class D             I-38423
                        Moderate Strategy - Class E             I-39266
                        Conservative Strategy - Class D         I-38421
                        Conservative Strategy - Class E         I-39264
                        Equity Balanced Strategy - Class D      I-38422
                        Equity Balanced Strategy - Class E      I-39265
----------------------- --------------------------------------- -----------------------------------
Kansas                  Aggressive Strategy - Class D, E        97S0001180
                        Balanced Strategy - Class D, E          97S0001181
                        Moderate Strategy - Class D, E          97S0001184
                        Conservative Strategy - Class D, E      97S0001182
                        Equity Balanced Strategy - Class D, E   97S0001183
----------------------- --------------------------------------- -----------------------------------

----------------------- --------------------------------------- -----------------------------------
State                   Portfolio                               State Identification Number
----------------------- --------------------------------------- -----------------------------------
Maine                   Aggressive Strategy - Class D           MFR98-10720
                        Aggressive Strategy - Class E           MF-R99-953
                        Balanced Strategy - Class D             MFR98-10721
                        Balanced Strategy - Class E             MF-R99-952
                        Moderate Strategy - Class D             MFR98-10722
                        Moderate Strategy - Class E             MF-R99-951
                        Conservative Strategy - Class D         MFR98-10723
                        Conservative Strategy - Class E         MF-R99-950
                        Equity Balanced Strategy - Class D      MFR98-10724
                        Equity Balanced Strategy - Class E      MF-R99-949
----------------------- --------------------------------------- -----------------------------------
Maryland                Aggressive Strategy - Class D           SM970582
                        Aggressive Strategy - Class E           SM971278
                        Balanced Strategy - Class D             SM970583
                        Balanced Strategy - Class E             SM971277
                        Moderate Strategy - Class D             SM970584
                        Moderate Strategy - Class E             SM971279
                        Conservative Strategy - Class D         SM970585
                        Conservative Strategy - Class E         SM971276
                        Equity Balanced Strategy - Class D      SM970586
                        Equity Balanced Strategy - Class E      SM971275
----------------------- --------------------------------------- -----------------------------------
Michigan                Aggressive Strategy - Class D           275452
                        Aggressive Strategy - Class E           276043
                        Balanced Strategy - Class D             275451
                        Balanced Strategy - Class E             276042
                        Moderate Strategy - Class D             275450
                        Moderate Strategy - Class E             276039
                        Conservative Strategy - Class D         275449
                        Conservative Strategy - Class E         276041
                        Equity Balanced Strategy - Class D      275448
                        Equity Balanced Strategy - Class E      276040
----------------------- --------------------------------------- -----------------------------------
Mississippi             Aggressive Strategy - Class D           MF-97-04-150
                        Aggressive Strategy - Class E           MF-97-08-105
                        Balanced Strategy - Class D             MF-97-04-149
                        Balanced Strategy - Class E             MF-97-08-106
                        Moderate Strategy - Class D             MF-97-04-148
                        Moderate Strategy - Class E             MF-97-08-109
                        Conservative Strategy - Class D         MF-97-04-147
                        Conservative Strategy - Class E         MF-97-08-107
                        Equity Balanced Strategy - Class D      MF-97-04-146
                        Equity Balanced Strategy - Class E      MF-97-08-108
----------------------- --------------------------------------- -----------------------------------
Missouri                Aggressive Strategy - Class D, E        177875
                        Balanced Strategy - Class D, E          177874
                        Moderate Strategy - Class D, E          177873
                        Conservative Strategy - Class D, E      177872
                        Equity Balanced Strategy - Class D, E   177871
----------------------- --------------------------------------- -----------------------------------

----------------------- --------------------------------------- -----------------------------------
State                   Portfolio                               State Identification Number
----------------------- --------------------------------------- -----------------------------------
Montana                 Aggressive Strategy - Class D, E        36808
                        Balanced Strategy - Class D, E          36809
                        Moderate Strategy - Class D, E          36812
                        Conservative Strategy - Class D, E      36810
                        Equity Balanced Strategy - Class D, E   36811
----------------------- --------------------------------------- -----------------------------------
Nebraska                Aggressive Strategy - Class D           27910
                        Aggressive Strategy - Class E           31443
                        Balanced Strategy - Class D             27911
                        Balanced Strategy - Class E             31444
                        Moderate Strategy - Class D             27912
                        Moderate Strategy - Class E             31447
                        Conservative Strategy - Class D         27913
                        Conservative Strategy - Class E         31445
                        Equity Balanced Strategy - Class D      27914
                        Equity Balanced Strategy - Class E      31446
----------------------- --------------------------------------- -----------------------------------
New Mexico              Aggressive Strategy - Class D           973581
                        Aggressive Strategy - Class E           977477
                        Balanced Strategy - Class D             973580
                        Balanced Strategy - Class E             977476
                        Moderate Strategy - Class D             973579
                        Moderate Strategy - Class E             977473
                        Conservative Strategy - Class D         973578
                        Conservative Strategy - Class E         977475
                        Equity Balanced Strategy - Class D      973582
                        Equity Balanced Strategy - Class E      977474
----------------------- --------------------------------------- -----------------------------------
New York                Aggressive Strategy - Class D, E        S27-89-97
                        Balanced Strategy - Class D, E          S27-89-98
                        Moderate Strategy - Class D, E          S27-89-99
                        Conservative Strategy - Class D, E      S27-90-00
                        Equity Balanced Strategy - Class D, E   S27-90-01
----------------------- --------------------------------------- -----------------------------------
North Dakota            Aggressive Strategy - Class D           S750
                        Aggressive Strategy - Class E           T495
                        Balanced Strategy - Class D             S751
                        Balanced Strategy - Class E             T496
                        Moderate Strategy - Class D             S754
                        Moderate Strategy - Class E             T499
                        Conservative Strategy - Class D         S752
                        Conservative Strategy - Class E         T497
                        Equity Balanced Strategy - Class D      S753
                        Equity Balanced Strategy - Class E      T498
----------------------- --------------------------------------- -----------------------------------
South Carolina          Aggressive Strategy - Class D, E        MF10670
                        Balanced Strategy - Class D, E          MF10669
                        Moderate Strategy - Class D, E          MF10668
                        Conservative Strategy - Class D, E      MF10667
                        Equity Balanced Strategy - Class D, E   MF10671
----------------------- --------------------------------------- -----------------------------------

----------------------- --------------------------------------- -----------------------------------
State                   Portfolio                               State Identification Number
----------------------- --------------------------------------- -----------------------------------
South Dakota            Aggressive Strategy - Class D           9126
                        Aggressive Strategy - Class E           10625
                        Balanced Strategy - Class D             9127
                        Balanced Strategy - Class E             10626
                        Moderate Strategy - Class D             9128
                        Moderate Strategy - Class E             10627
                        Conservative Strategy - Class D         9129
                        Conservative Strategy - Class E         10628
                        Equity Balanced Strategy - Class D      9130
                        Equity Balanced Strategy - Class E      10629
----------------------- --------------------------------------- -----------------------------------
Texas                   Aggressive Strategy - Class D           C-52744
                        Aggressive Strategy - Class E           C-53652
                        Balanced Strategy - Class D             C-52745
                        Balanced Strategy - Class E             C-53653
                        Moderate Strategy - Class D             C-52748
                        Moderate Strategy - Class E             C-53656
                        Conservative Strategy - Class D         C-52746
                        Conservative Strategy - Class E         C-53654
                        Equity Balanced Strategy - Class D      C-52747
                        Equity Balanced Strategy - Class E      C-53655
----------------------- --------------------------------------- -----------------------------------
Vermont                 Aggressive Strategy - Class D           4/25/97-01
                        Aggressive Strategy - Class E           8/29/97-82
                        Balanced Strategy - Class D             4/25/97-02
                        Balanced Strategy - Class E             8/29/97-83
                        Moderate Strategy - Class D             4/25/97-03
                        Moderate Strategy - Class E             8/29/97-88
                        Conservative Strategy - Class D         4/25/97-04
                        Conservative Strategy - Class E         8/29/97-84
                        Equity Balanced Strategy - Class D      4/25/97-05
                        Equity Balanced Strategy - Class E      8/29/97-85
----------------------- --------------------------------------- -----------------------------------
Washington              Aggressive Strategy - Class D           C-55816
                        Aggressive Strategy - Class E           C-56696
                        Balanced Strategy - Class D             C-55815
                        Balanced Strategy - Class E             C-56695
                        Moderate Strategy - Class D             C-55814
                        Moderate Strategy - Class E             C-56692
                        Conservative Strategy - Class D         C-55813
                        Conservative Strategy - Class E         C-56694
                        Equity Balanced Strategy - Class D      C-55812
                        Equity Balanced Strategy - Class E      C-56693
----------------------- --------------------------------------- -----------------------------------
West Virginia           Aggressive Strategy - Class D           MF-22119
                        Aggressive Strategy - Class E           MF-22915
                        Balanced Strategy - Class D             MF-22120
                        Balanced Strategy - Class E             MF-22916
                        Moderate Strategy - Class D             MF-22122
                        Moderate Strategy - Class E             MF-22909
                        Conservative Strategy - Class D         MF-22132
                        Conservative Strategy - Class E         MF-22910
                        Equity Balanced Strategy - Class D      MF-22141
                        Equity Balanced Strategy - Class E      MF-22919
----------------------- --------------------------------------- -----------------------------------

----------------------- --------------------------------------- -----------------------------------
State                   Portfolio                               State Identification Number
----------------------- --------------------------------------- -----------------------------------
Wisconsin               Aggressive Strategy - Class D           331116-03
                        Aggressive Strategy - Class E           335158-03
                        Balanced Strategy - Class D             331117-03
                        Balanced Strategy - Class E             335157-03
                        Moderate Strategy - Class D             331118-03
                        Moderate Strategy - Class E             335154-03
                        Conservative Strategy - Class D         331119-03
                        Conservative Strategy - Class E         335156-03
                        Equity Balanced Strategy - Class D      331120-03
                        Equity Balanced Strategy - Class E      335155-03
----------------------- --------------------------------------- -----------------------------------
Puerto Rico             Aggressive Strategy - Class D           S-19743
                        Aggressive Strategy - Class E           S-19743-1
                        Balanced Strategy - Class D             S-19744
                        Balanced Strategy - Class E             S-19744-1
                        Moderate Strategy - Class D             S-19750
                        Moderate Strategy - Class E             S-19750-1
                        Conservative Strategy - Class D         S-19747
                        Conservative Strategy - Class E         S-19747-1
                        Equity Balanced Strategy - Class D      S-19759
                        Equity Balanced Strategy - Class E      S-19759-1
----------------------- --------------------------------------- -----------------------------------

                        Independent Accountants Report


To the Board of Trustees of the Frank Russell
 Investment Company LifePoints Strategy Funds:

We have examined management's assertion about Frank Russell Investment Company LifePoints Strategy Funds (comprised of the Equity Balanced Strategy Fund, Aggressive Strategy Fund, Balanced Strategy Fund, Moderate Strategy Fund and Conservative Strategy Fund) (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 31, 1998, December 15, 1998 and December 31, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Our examinations as of August 31, 1998 and December 15, 1998 were made without prior notice to the Funds. Included among our procedures were the following tests performed as of August 31, 1998, December 15, 1998 and December 31, 1998, and with respect to the test of selected security purchases and sales, for the period from December 31, 1997 (date of our last examination) through December 31, 1998.

o Confirmation of the number of shares of beneficial interest of the underlying funds owned by each Fund and held by a securities depository, which uses the book entry method of accounting for securities (i.e. Frank Russell Investment Management Company).

o Reconciliation of all such shares of beneficial interest to the books and records of the Funds.

o Test of selected purchase and sales of underlying fund shares since our last examination from the books and records of the Funds to confirmations from Frank Russell Investment Management Company.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds enumerated above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No.92-237-CC) as of August 31, 1998, December 15, 1998 and December 31, 1998 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.



Boston, Massachusetts                            /s/ PricewaterhouseCoopers LLP
February 15, 1999

                    Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


PricewaterhouseCoopers LLP                                    February 15, 1999
One Post Office Square
Boston, MA 02109


We, as members of management of Frank Russell Investment Company LifePoints Strategy Funds (comprised of the Equity Balanced Strategy Fund, Aggressive Strategy Fund, Balanced Strategy Fund, Moderate Strategy Fund and Conservative Strategy Fund) (the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 31, 1998, December 15, 1998 and December 31, 1998 and from December 31, 1997 (date of last examination) through December 31, 1998.

Based on this evaluation, we assert that the Funds were in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 31, 1998, December 15, 1998 and December 31, 1998 and from December 31, 1997 (date of last examination) through December 31, 1998, with respect to securities reflected in the investment accounts of the Funds.

Very truly yours,



Frank Russell Investment Company


/s/ Lynn L. Anderson
_________________________________________
Lynn L. Anderson
President and Chief Executive Officer


/s/ Mark E. Swanson
_________________________________________
Mark E. Swanson
Treasurer and Chief Accounting Officer